Almaden Minerals Ltd. Announces Closing of $3.4 Million Non-Brokered Private Placement

VANCOUVER, BC -- (Marketwired - February 07, 2017) - Almaden Minerals Ltd. ("Almaden" or the "Company") (TSX: AMM) (NYSE MKT: AAU) is pleased to announce that it has closed a non-brokered private placement involving the issuance of 2,519,407 units ("Units") at $1.35 per Unit. Each Unit consists of one common share of the Company and one-half of one non-transferable common share purchase warrant (each such whole share purchase warrant, a "Warrant"). Each Warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until August 7, 2019. Fees consisting of $88,630.50 in cash and warrants to purchase 17,911 common shares at a price of $1.35 per common share until August 7, 2019 were paid to arms-length finders on a portion of the placement.

Almaden intends to use the proceeds of the private placement to advance the Ixtaca deposit towards the completion of pre-feasibility studies, continue permitting work, continue exploration drilling, and for general working capital.

Morgan Poliquin, President of Almaden, states, "this financing tops up our treasury and will allow us to continue aggressively drilling in and around the Amended PEA pit, where we have recently been announcing very encouraging new mineralization, as well as advancing the Ixtaca deposit towards a production decision, through advanced studies and permitting."

About Almaden

Almaden Minerals Ltd. is a well-financed company which owns 100% of the Tuligtic project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Limited. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

"Morgan J. Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to the intended use of proceeds and continuation of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

THIS NEWS RELEASE IS A MATTER OF RECORD ONLY, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THE OFFERING IN QUESTION WAS NOT REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND THE SECURITIES SOLD IN SUCH OFFERING MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/